SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                                (AMENDMENT NO. 8)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)


                          NATIONAL HOLDINGS CORPORATION


                                (NAME OF ISSUER)


                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   636375 10 7
                                 (CUSIP NUMBER)

                               TRIAGE PARTNERS LLC
                           90 PARK AVENUE, 31ST FLOOR
                               NEW YORK, NY 10016
                                  212.697.5200


 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                               MARCH 15 & 31, 2006

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX
|_|.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                  SCHEDULE 13D
                                 (AMEND. NO. 8)

                              CUSIP NO 636375 10 7

--------------------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS

     TRIAGE PARTNERS LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (A) |_|
     (B) |X|(1)
--------------------------------------------------------------------------------

(3)  SEC  USE  ONLY
--------------------------------------------------------------------------------

(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)
     OO
--------------------------------------------------------------------------------

(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(D)  OR  2(E)                                            |_|
--------------------------------------------------------------------------------

(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     NEW YORK
--------------------------------------------------------------------------------

NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY                1,134,038(2)
OWNED  BY  EACH        ---------------------------------------------------------
REPORTING  PERSON
WITH                   (8)  SHARED  VOTING  POWER
                            0
--------------------------------------------------------------------------------

                       (9)  SOLE DISPOSITIVE POWER
                            1,134,038
--------------------------------------------------------------------------------

                       (10) SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------------

(11) AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON
     1,134,038
--------------------------------------------------------------------------------

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                   |_|
--------------------------------------------------------------------------------

(13) PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
     18.8%(3)
--------------------------------------------------------------------------------

(14) TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)
     OO
--------------------------------------------------------------------------------

_____________________
(1) The reporting person expressly  disclaims (1) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(2) This amount includes 799,038 shares of common stock issuable upon conversion of the Company's Series A Convertible Preferred Stock, 285,000 of common stock and 50,000 warrants.

(3) Calculated after including the above-described shares of common stock issuable upon conversion of the Preferred Stock, and upon conversion of the warrants, in the numerator and denominator.

                                                                    SCHEDULE 13D
                                                                  (AMEND. NO. 8)


ITEM 1. SECURITY AND ISSUER.

This Amendment No. 8 amends and supplements the statements on Schedule 13D, as amended, (the "Schedule 13D"), relating to the common stock, par value $.02 per share (the "Common Stock"), of National Holdings Corporation, a Delaware corporation (the "Company" or the "Issuer"), and filed with the Securities and Exchange Commission on behalf of (i) Triage Partners LLC and (ii) Steven B. Sands. Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D. Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.


ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented as follows:

      On March 15, 2006, the Company filed a Certificate of Amendment (the "Amendment") to the Company's Certificate of Designation of the Series A Convertible Preferred Stock (the "Series A Preferred Stock") decreasing the conversion price of the Series A Preferred Stock to $1.25 per share from $1.50 per share.

      On March 31 2006, the Board of Directors of the Company paid an in-kind dividend to record holders of its Series A Preferred Stock. Dividends on the Series A Preferred Stock accrue on a quarterly basis at a rate of 9% per annum per share. Triage Partners received a dividend of 565 shares of Series A Preferred Stock on the record date. Such shares are convertible into shares of Common Stock at $1.25 per share.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and supplemented as follows:

(a) According to the Company there were 5,223,968 shares of Common Stock outstanding as of March 17, 2006. Triage Partners is the beneficial owner of 1,134,038 shares of Common Stock (including 799,038 shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock, 50,000 warrants, and 285,000 shares of Common Stock, which together would, upon conversion of the Series A Preferred Stock and exercise of the warrants, represent 18.8% of outstanding shares of Common Stock. Steven B. Sands is the Manager and a member of Triage Partners, and, therefore, may be deemed to own beneficially the 1,134,038 shares of Common Stock held by Triage Partners.

(b) Triage Partners has the power to direct the vote of 1,134,038 shares of Common Stock and the power to direct the disposition of 1,134,038 shares of Common Stock. By virtue of his relationship with Triage Partners, Mr. Sands may also be deemed to have the power to direct the vote of 1,134,038 shares of Common Stock and the power to direct the disposition of 1,134,038 shares of Common Stock.

(c ) Except as set forth in this Statement, there have been no sales or purchases with respect to the Company's shares effected during the past 60 days by any of the Reporting Persons listed in (a) above.

(d) Not applicable.

(e) Not applicable.

                                    SIGNATURE



      AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED: April 10, 2006                   Triage Partners LLC

                                        By: /S/ Steven B. Sands
                                            -----------------------------------
                                              Manager